EXHIBIT 99.3

Press Release

Total, new operator of Block 58 offshore Suriname, announces a fourth discovery

Paris, January 14, 2021 – Total and Apache Corporation have made a new significant oil and gas discovery at the Keskesi East-1 well, in Block 58 off the coast of Suriname. This follows previous discoveries at Maka Central, Sapakara West and Kwaskwasi.

The well was drilled by a water depth of about 725 meters and encountered a total of 63 meters net pay of hydrocarbons, comprised of 58 meters net black oil, volatile oil, and gas pay in good quality Campano-Maastrichtian reservoirs, along with 5 meters of net volatile oil pay in Santonian reservoirs, where wireline logging has just been performed. Drilling is still ongoing for deeper Neocomian aged targets.

“We are delighted to announce this new discovery, which confirms this first exploration campaign as a full success and adds to the proven resource base” said Kevin McLachlan, Senior Vice President Exploration at Total. “We are also excited, as new operator of the block, to start the appraisal operations designed to characterize the 2020 discoveries, while in parallel start a second exploration campaign on this prolific block in 2021.”

Total assumed operatorship of Block 58 on January 1st, 2021, with a 50% working interest. Upon completion of the operations on Keskesi East-1, the Noble Sam Croft drillship will be released.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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